SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2007

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): [X]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                                   ELTEK LTD.



6-K Items

1. Press Release: Eltek Announces Availability of its Annual Report on Form 20-F on its Website Pursuant to the Recently Amended NASDAQ Marketplace Rule 4350(b)(1)(A). Dated October 23, 2007.




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                                                                          ITEM 1

Press Release                                                 Source: Eltek Ltd.

Eltek Announces Availability of its Annual Report on Form 20-F on its Website Pursuant to the Recently Amended NASDAQ Marketplace Rule 4350(b)(1)(A)

Tuesday October 23, 2:34 pm ET

-Correcting release issued October 22, 2007 with incorrect fiscal year end-

PETACH-TIKVA, Israel, Oct. 23 /PRNewswire-FirstCall/ -- Eltek Ltd. (Nasdaq: ELTK
- News), the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, today announced that its annual report on Form 20-F, containing audited consolidated financial statements for the year ended December 31, 2006, as filed with the U.S. Securities and Exchange Commission on June 27, 2007, is available on its website (www.eltekglobal.com). Shareholders may receive a hard copy of the annual report free of charge upon request. This press release is being issued pursuant to the recently amended NASDAQ Marketplace Rule 4350(b)(1)(A).

About Eltek Ltd.

Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit Eltek's World Wide Web site at www.eltekglobal.com.




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                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      ELTEK LTD.
                                          (Registrant)



                                      By: /s/Arieh Reichart
                                          -----------------
                                          Arieh Reichart
                                          President and Chief Executive Officer



Date: October 23, 2007